SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited
consolidated financial results for the nine (9) months
ended September 30, 2015; and
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

Exhibit 1

November 3, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2015.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

November 3, 2015

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2015.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,830 As of September 30, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revila	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 3, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

3Q2015 CONSOLIDATED SERVICE REVENUES POST 1% GROWTH QoQ and YoY
CONSOLIDATED REVENUES FOR 9M2015 STABLE AT P127.9 BILLION
CONSOLIDATED SERVICE REVENUES OF P122.0 BILLION
1% LOWER THAN 9M2014

9M2015 CORE NET INCOME AT P27.1 BILLION, DOWN 5%
9M2015 REPORTED NET INCOME AT P25.3 BILLION, LOWER BY 9%

CONSOLIDATED EBITDA AT P54.1 BILLION
EBITDA MARGIN AT 44%

CAPEX GUIDANCE RAISED TO P43 BILLION
CAPEX SPEND FROM 2010-2015 AT P203 BILLION

•	3Q2015 consolidated service revenues up 1% quarter-on-quarter and year-on-year

•	Excluding ILD/NLD revenues of P15.0 billion, year-to-date consolidated service revenues grew by 2% year-on-year, from P104.5 billion to P107.0 billion; otherwise, consolidated service revenues declined 1% to P122.0 billion

•	Consolidated revenues were stable at P127.9 billion

•	Consolidated EBITDA down by 5% at P54.1 billion; consolidated EBITDA margin at 44% of service revenues

•	Consolidated Core Net Income of P27.1 billion for 9M2015, 5% or P1.5 billion lower than P28.6 billion in 9M2014

•	Reported Net Income for 9M2015 of P25.3 billion, P2.6 billion or 9% lower than P28.0 billion in 9M2014

•	Consolidated free cash flow at P23.9 billion for 9M2015

MANILA, Philippines, 3rd November 2015 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first nine months of 2015 with Consolidated Core Net Income, before exceptional items, amounting to P27.1 billion, 5% or P1.5 billion lower than the P28.6 billion recorded in the same period last year. The decrease was due mainly to lower EBITDA reflecting the impact of expenses relating to the manpower reduction program, and higher financing costs, offset by lower provisions for income tax and a decrease in depreciation and amortization.

Reported Net Income, after reflecting exceptional transactions for the period, declined 9% to P25.3 billion, from P28.0 billion in the first nine months of 2014, as a result of the dip in core net income and higher foreign exchange losses.

EBITDA margin for the period was at 44%. Consolidated EBITDA for the first nine months of 2015 was 5% lower at P54.1 billion compared with the same period last year due to lower service revenues from the wireless business, higher cash operating expenses, which include the costs arising from the manpower reduction program, and higher provisions.

Excluding revenues from the international and national long distance (ILD/NLD) segments of P15.0 billion, consolidated service revenues grew by 2% year-on-year, from P104.5 billion to P107.0 billion at the end of September 2015. Consolidated service revenues for 3Q2015 posted a positive 1% growth both quarter-on-quarter and year-on-year. The improvements in 3Q2015 become even more pronounced without the drag of ILD/NLD, with 3Q2015 consolidated service revenues growing by 4% and fixed line service revenues increasing by 9%. Wireless service revenues rose by 1%, both quarter-on-quarter and year-on-year, bucking the negative levels of 1Q2015 and 2Q2015. With the drag of ILD/NLD, consolidated service revenues for the first nine months of 2015 dipped by 1% to P122.0 billion.

Consolidated free cash flow for year stood at P23.9 billion. Consolidated capital expenditures for the period amounted to P23.3 billion, P7.3 billion higher than the capital expenditures in the same period last year as investments were made in support of:

•	Improved 3G and 4G access networks

•	Increased fiber reach and capacity

•	Enhanced indoor and outdoor coverage

•	Continued network optimization

•	Augmented network resiliency and redundancy

•	Expansion of international connectivity and caching to improve internet speed and customer experience

•	Increased data center capacity

•	Unified Smart-Sun network project to build operational efficiency

The Group’s consolidated net debt increased to US$2.5 billion as at 30th September 2015, with net debt to EBITDA higher at 1.57x. Gross debt amounted to US$3.2 billion. The Group’s debt maturities continue to be well spread out, with over 60% due after 2017. The percentage of            U. S. dollar-denominated debt to the Group’s total debt portfolio is at 47%. Taking into account our peso borrowings, our hedges and our US dollar cash holdings, only 30% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT continues to be rated “investment grade” by the three major international ratings agencies, namely Fitch Ratings, Moody’s and Standard and Poor’s.

Consumer

As the leader in digital services, all our offerings are premised on providing our consumers entertainment at home or on the go, urban comfort/convenience, and peace-of-mind. We therefore continue to partner with major players in the digital space – iFlix and Fox in the first part of the year followed by Zalora, Uber and Airbnb in recent months – that will enable and encourage data usage and thereby fuel revenue growth.

Data and broadband revenues continued their strong revenue growth, with wireless broadband and mobile Internet in particular posting record highs during the third quarter of 2015.

The Group’s combined broadband subscriber base reached 5.0 million at the end of September 2015, 3.8 million of whom use wireless broadband mainly from Smart Broadband, Smart’s wireless broadband service. Another 1.2 million users subscribe to PLDT’s fixed broadband service.

Meanwhile, PLDT continues to strengthen its leadership with more digital services via Connected Home.

The fixed line subscriber base reached about 2.3 million at the end of the third quarter of 2015, 54% of whom have fixed broadband subscriptions.

Postpaid revenues now account for 24% of total cellular revenues, having improved by 11% to P17.6 billion for the first nine months of 2015.

The PLDT Group’s total cellular subscriber base at the end of the period stood at 67.0 million, broken down as follows: Smart had 24.6 million subscribers under its mainstream Smart brands; value brand TNT ended with 27.7 million subscribers; and there were 14.7 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by over 263,000 from the end of September 2014 or over 154,000 from the end of 2014, rising to just over 2.9 million at the end of the period, while the combined prepaid base stood at 64.1 million.

“The PLDT Group is leading digital innovation with strategic partnerships that deliver entertainment, peace of mind and urban comfort. With the digital age blurring the traditional separation between wireless and fixed line subscribers, we are where “Connected Home” meets “Smart Life”,” stated Napoleon L Nazareno, PLDT President and CEO.

Enterprise

The PLDT Group is also uniquely positioned to serve the Enterprise sectors with six data centers that offer co-location, server hosting/outsourcing, disaster recovery, connectivity and data scrubbing. These centers are telco-grade, carrier-neutral and vendor-agnostic with an aggregate rack capacity that is the largest in the country. We are also actively enabling the digital capability of our customers by expanding our mobile and data-driven solutions portfolio, introducing innovative e-commerce platforms and fostering ICT leadership and expertise.

Consolidated corporate data and other network services were higher by 14% at P8.1 billion, riding on the 12% growth in corporate data and a 25% jump in data center revenues,

“Our Enterprise segment continues to grow strongly, accelerating its market leadership by digitally enabling businesses,” added Nazareno.

Digital

The innovation teams at Voyager Innovations, Inc. (Voyager) and PayMaya (formerly Smart e-Money) continue to produce pioneering services in the digital space. Voyager generated consolidated revenues of about P900 million in the first nine months of 2015, up by 25% from the same period last year.

On the mobile financial solutions side, Voyager launched PayMaya Visa card with Beep, an all-in-one product – a Beep card with stored NFC/value for use in Metro Manila’s light rail system, a virtual Visa card which can be used to pay for online/e-commerce transactions and a physical Visa debit card.

Voyager also unveiled SafeZone, a groundbreaking platform that allows brands and businesses to easily reach their customers nationwide through their mobile phones. The service aims to bring businesses closer to customers by offering access to their mobile apps and sites for free. For its launch in the Philippines, SafeZone partnered with the biggest names in local and global entertainment, online commerce, travel, transportation, and news.

On the investment side, the PLDT Group announced the formation of PLDT Capital, an innovation gateway between Los Angeles, Silicon Valley and Southeast Asia that will support PLDT business units in growing their digital services portfolio not only here in the Philippines but globally as well. Further to this, the Group also disclosed a US$10 million investment in a joint venture with Phunware, a US-based mobile platform leader for next-generation customer engagement solutions. ePLDT will be the exclusive distributor and marketing arm of Phunware in Southeast Asia.

“We continue to work closely with the mainstream businesses to ensure they keep pace with digital developments and that the products and services we develop add value to our customer propositions,” stated Orlando B Vea, Voyager President and CEO.

Conclusion

“We are seeing some encouraging signs of progress as we execute the strategy we outlined in previous presentations. The third quarter is seasonally “soft” yet our revenues have shown a general improvement, both quarter-on-quarter and year-on-year. This is even more evident if we strip out the “drag” of our legacy NLD/ILD businesses.

That said, there remains much to be done. We are proceeding briskly with our network enhancements as evidenced by our capex levels. We are talking approximately US$3.7 billion in the last five years, ending 2014, and over US$900 million this year. Our capex spend for the last six years including 2015 will therefore sum up to about US$4.6 billion. That is no small change. We believe these expenditures are vital in order to provide the level of service required by the market and for PLDT to be robustly competitive for the future. These investments, as well as our growing portfolio of partnerships with the best in the global digital space, will serve to fortify our position as the country’s leading digital services provider and enable us in the emerging digital landscape,” concluded Manuel V Pangilinan, PLDT Chairman.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

November 3, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

November 3, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,830 As of September 30, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 3, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on November 3, 2015, the Board declared a cash dividend in the total amount of 12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2015, payable on December 15, 2015 to the holder of record on November 20, 2015.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2015, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

November 3, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan—

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 3, 2015